EXHIBIT 16.1

                             [KPMG LLP LETTERHEAD]

May 18, 2007


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for CNB Financial Corp. and, under the date of March 22, 2007, we reported on the consolidated financial statements of CNB Financial Corp. as of and for the years ended December 31, 2006 and 2007.
On May 18, 2007, we were dismissed. We have read CNB Financial Corp.'s statements included under Item 4.01 of its Form 8-K dated May 18, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with CNB Financial Corp.'s statement that the change was recommended by the audit committee of the board of directors.


Very truly yours,

/s/ KPMG LLP

KPMG LLP